Exhibit 99.5

CONSENT OF QUALIFIED PERSON

November 3, 2017

I, David Ross, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” (the Technical Report), prepared for Auryn Resources Inc. and dated May 31, 2017 as amended on October 23, 2017, and to the use of extracts from, or the summary of, the Technical Report in the press release of Auryn Resources Inc. dated June 15, 2017 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “David Ross”

David Ross, P.Geo.

Email: david.ross@rpacan.com

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